

October 24, 2013

Via E-Mail
Robert J. Gallagher
Chief Executive Officer
New Gold Inc.
Suite 1800 Two Bentall Centre, 555 Burrard Street
Vancouver, British Columbia
Canada V7X 1M9

    Re: New Gold Inc.
               Form 40-F for the Fiscal Year Ended December 31, 2012
               Filed March 28, 2013
               Response dated September 20, 2013
               File No. 001-31722

Dear Mr. Gallagher:

We have reviewed your response letter dated September 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.3 – Management's Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs Per Ounce Reconciliation, page 37

1. We have reviewed your response to our prior comment 2 in our comment letter dated August 16, 2013 and your current disclosure. Please revise your disclosure in any amended or future filings to make the line item captions more transparent, (i.e., cash costs before by-product revenue, cash costs net of by-product revenue).

2. In addition, please enhance your disclosure to discuss the reasons why silver and copper are considered by-products considering the impact they have on total cash costs, particularly in your New Afton mine where the impact of presenting copper as a by-product resulted in negative total cash costs for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining